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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            GREENBRIAR CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 393648-10-0
                     -----------------------------------
                                (CUSIP Number)


                       Lone Star Opportunity Fund, L.P.
                      600 North Pearl Street, Suite 1550
                             Dallas, Texas  75201
                             Attention: Sam Hines
                                (214) 754-8300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                with copy to:
                   W. Scott Wallace, Haynes and Boone, LLP
                901 Main Street, Suite 3100, Dallas, TX 75202
                                (214) 651-5587

                               January 13, 1998
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 393648-10-0                                          Page 2 of 6 Pages


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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Lone Star Opportunity Fund, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [ ]

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 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                               7     SOLE VOTING POWER

          NUMBER OF
                                          1,257,143*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          1,257,143*
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,257,143*
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------

* Beneficial ownership amounts disclosed herein assume conversion of shares of Series F Senior Convertible Preferred Stock and Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation ("Greenbriar") into shares of common stock of Greenbriar.

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Greenbriar Corporation, a Nevada corporation ("Greenbriar"). The address of the principal executive offices of Greenbriar is 4265 Kellway Circle, Addison, Texas 75244. Beneficial ownership of the Common Stock reported in this statement is attributable to beneficial ownership of shares of the Preferred Stock (defined below) which are convertible into shares of Common Stock after the earlier of (i) January 13, 2000 or (ii) the occurrence of certain events more fully described in the Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star filed as Exhibit 1 hereto (the "Stock Purchase Agreement"), the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock filed as
Exhibit 2 hereto (the "Series F Certificate of Designation") and the Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock filed as Exhibit 3 hereto (the "Series G Certificate of Designation," and together with the Series F Certificate of Designation, the "Certificates of Designation").

Item 2.  Identity and Background.

This statement is filed on behalf of Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("Lone Star"). The general partner of Lone Star is Lone Star Partners, L.P., a Delaware limited partnership (the "Partners"). The general partner of the Partners is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). John P. Grayken ("Grayken") is the controlling stockholder and sole director of Management. The executive officers and Management are as follows: John P. Grayken ("Grayken"), a citizen of the United States, President and Secretary, and Ellis Short ("Short"), a citizen of the United States, Vice President, Assistant Secretary and Treasurer. Partners, Management, Grayken and Short are herein referred to as "Control Persons." LSOF Greenbriar, L.L.C., a Delaware limited liability company ("LSOF Greenbriar"), is a subsidiary of Lone Star organized to be the holder of record of the Preferred Stock. Lone Star is the managing member of LSOF Greenbriar.

The address of the principal offices of Lone Star, Partners, Management and LSOF Greenbriar is 600 N. Pearl Street, Suite 1550, Dallas, Texas 75201. The business address of each of the "Control Persons" is 600 N. Pearl Street, Suite 1550, Dallas, Texas 75201.

Lone Star, Partners, Management and LSOF Greenbriar are all part of a private investment partnership investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management. Short's principal occupation is serving in the aforementioned offices of Management.

None of Lone Star, Partners, Management or LSOF Greenbriar nor, to the best of their knowledge, any Control Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of Lone Star, Partners, Management or LSOF Greenbriar nor, to the best of their knowledge, any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 13, 1998, Lone Star purchased (i) 1,400,000 shares of Greenbriar's Series F Senior Convertible Preferred Stock (the "Series F Preferred"), $0.10 par value per share, at a purchase price of $10.00 per share and (ii) 800,000 shares of Greenbriar's Series G Senior Non-Voting Convertible Preferred Stock $0.10 par value per share ("Series G Preferred"), at a purchase price of $10.00 per share. The Series F Preferred and Series G Preferred (collectively, the "Preferred Stock") are convertible, subject to the terms of the Preferred Stock, into shares of Common Stock, based on a conversion price of $17.50 per share of Common Stock (subject to antidilution provisions). The aggregate purchase price for the Preferred Stock is $22,000,000 and was funded by capital contributions from Lone Star's partners.

Item 4.  Purpose of the Transaction.

The transaction described in Item 3 above occurred as a result of a privately negotiated transaction with Greenbriar. Lone Star acquired the Preferred Stock for investment purposes. Lone Star intends to review its investment in Greenbriar on a continuous basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting Greenbriar, Greenbriar's business and prospects, other investment and business opportunities available to Lone Star, general stock market and economic conditions, tax considerations and other factors deemed relevant, Lone Star may decide to increase or decrease the size of its investment in Greenbriar.

The terms of the Series F Preferred and the Series G Preferred are substantially similar except that the terms of the Series F Preferred include the right of the holders of the Series F Stock, acting separately as a class, to elect one member of the Board of Directors of Greenbriar and the right to elect directors constituting 70% of the Board of Greenbriar in the event Greenbriar breaches certain covenants contained in the Stock Purchase Agreement and the Series F Certificate of Designation which relates to the transaction described in Item 3 above. The terms of the Series F Preferred and the Series G Preferred include the right of the holders of the Preferred Stock to vote as classes on (i) any amendment, alteration or repeal of Greenbriar's Articles of Incorporation of Bylaws, (ii) authorization, creation or issuance of, or the increase in the authorized amount of, any securities ranking in parity with or prior to the Preferred Stock in payment of dividends or in the distribution of assets upon liquidation, dissolution or winding up of Greenbriar, or any securities convertible into such securities, (iii) the merger or consolidation of Greenbriar (subject to certain exceptions), or (iv) any reorganization, restructuring, recapitalization, or other similar transaction of Greenbriar (subject to certain exceptions). The terms of each class of Preferred Stock also include certain other remedies available to the holders

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of the Preferred Stock in the event Greenbriar breaches certain covenants contained in the Stock Purchase Agreement and the Certificates of Designation, including, but not limited to the right of the holders of the Preferred Stock or require Greenbriar to repurchase the Preferred Stock.

Other than as described above, none of Lone Star, LSOF Greenbriar or any Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Lone Star beneficially owns and has the power to vote and dispose of 1,257,143 shares of Common Stock as described above (which is approximately 15.2% of the shares of Common Stock outstanding on December 31, 1997 based on information provided to Lone Star by Greenbriar in the Stock Purchase Agreement).

Except as described herein, none of Lone Star, LSOF Greenbriar or any Control Person has effected any transaction in any shares of Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain rights relating to the Preferred Stock granted to Lone Star by Greenbriar are set forth in the Stock Purchase Agreement. Additional rights relating to the Preferred Stock granted to Lone Star by Greenbriar are set forth in the Certificates of Designation. Certain registration rights granted to Lone Star by Greenbriar are set forth in a Registration Rights Agreement dated as of December 31, 1997 filed as Exhibit 4 hereto.

In connection with the purchase of the Preferred Stock, Greenbriar and Lone Star entered into an Agreement filed as Exhibit 5 hereto which generally provides that Greenbriar is obligated to make a cash payment to Lone Star sufficient to provide a 20% annual rate of return on Lone Star's purchase of the Preferred Stock (including dividends received by Lone Star) upon conversion of the Preferred Stock into Common Stock, or in certain other events including, a repurchase of the Preferred Stock by Greenbriar based upon a breach by Greenbriar of certain provisions in the Stock Purchase Agreement.

Item 7.  Material to be Filed as Exhibits.

1. Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.

2. Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.

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3.       Certificate of Voting Powers, Designations, Preferences and Relative,
         Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.

4. Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.

5.       Agreement dated as of December 31, 1997 between Greenbriar and Lone
         Star.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 22, 1998            Lone Star Opportunity Fund, L.P.,
                                  a Delaware limited partnership

                                     By: Lone Star Partners, L.P.,
                                         its General Partner

                                        By: Lone Star Management Co., Ltd.,
                                            its General Partner


                                            By: /s/ LOUIS PALETTA
                                               --------------------------------
                                               Louis Paletta
                                               Vice President

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                                EXHIBIT INDEX

99.1 Stock Purchase Agreement dated as of December 31, 1997 between Greenbriar and Lone Star.

99.2 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series F Senior Convertible Preferred Stock of Greenbriar Corporation.

99.3 Certificate of Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series G Senior Non-Voting Convertible Preferred Stock of Greenbriar Corporation.

99.4 Registration Rights Agreement dated as of January 13, 1998 between Greenbriar and Lone Star.

99.5   Agreement dated as of December 31, 1997 between Greenbriar and Lone
       Star.